

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

<u>Via U.S. Mail</u>

Caesar J. Belbel, Esq.
Chief Legal Officer
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458

> **Re:** **Clinical Data, Inc.**
> **Schedule 14D-9**
> **Filed on March 8, 2011**
> **File No. 005-39041**

Dear Mr. Belbel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Securityholder Tender and Support Agreement, page 12

1.   We note your statements that:

- The merger agreement and support agreement are not intended to modify or supplement any factual disclosures in your public reports.
- The merger agreement and support agreement and the summary of their terms are not intended to provide any other factual information about you.
- The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and were solely for the benefit of the parties to the agreements.

- Neither investors nor stockholders are third-party beneficiaries under the merger agreement and support agreement.
- Investors and stockholders should not rely on the representations, warranties and covenants as characterizations of the actual state of facts or circumstances.

The merger agreement and support agreement were filed as exhibits to a publicly filed document. Please revise as appropriate to remove the implication that the merger agreement and support agreement, and the summaries of these documents, do not constitute public disclosure.

2. We note your statement that information concerning the subject matter of representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties' public disclosures. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements not misleading.

Financial Projections, page 21

3. We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (858) 550-6420
        Barbara L. Borden, Esq.
        Cooley LLP